Greenhill & Co., Inc. 300 Park Avenue New York, NY 10022 January 23, 2012

Ms. Stephanie Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Greenhill & Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2010 (“Form 10-K”)
Filed February 28, 2011
Form 10-Q for Quarterly Period Ended September 30, 2011
Filed November 1, 2011
File No. 001-32147

Dear Ms. Hunsaker:

On behalf of Greenhill & Co., Inc. (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated  January 6, 2012, related to the above-referenced filings.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Form 10-K for fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, page 46

Overview, page 1

1.
We note your disclosure that there were no significant changes in your internal controls or in other factors that could significantly affect such internal controls subsequent to the date of their evaluation. Please confirm that you will revise your disclosure in future filings to state, if true, there were no changes in your internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to paragraph c of Item 308 of Regulation S-K.

Response:  In response to the Staff’s comment, we confirm that we will revise our disclosure in future filings to state, if true, there were no changes in our internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Notes to Consolidated Financial Statements

Note 3 – Acquisition, page F-16

2.	Please provide us with an analysis explaining how you determined the acquisition-date fair value of the Performance Stock issued as contingent consideration in the Caliburn acquisition.

Response:  In accordance with ASC 805-30-25-5, we recognized the acquisition-date fair value of our contingent consideration obligations as part of the consideration transferred.  Our measurement of contingent consideration obligations were the fair value of the obligations, based on circumstances that existed as of the acquisition date.

The contingent consideration consisted of newly issued shares of convertible preferred stock (“Performance Stock”) that may convert to shares of the Company’s common stock in two separate and distinct tranches of 659,926 and 439,951 shares on the third and fifth anniversaries of the closing, respectively, if revenue targets of A$150m for the three-year period following closing and A$100 million for the subsequent two-year period are achieved. If either of those revenue targets is not achieved, then the respective tranche Performance Stock will be cancelled for each such period as of the third and fifth anniversaries of closing. In determining the fair value of the Performance Stock we identified each separate and distinct tranche as a separate unit of account. We then determined the value of the stock on the day of closing (March 31, 2010) and adjusted that value based on a probability of revenue target achievement factor. The probability factors for each tranche were determined by assessing Caliburn’s historical annual revenue performance and taking into account and adjusting for the following factors:

1) Business risk – Corporate advisory is a cyclical business which is highly dependent on M&A volume and capital markets activity. Given the short duration of each tranche of the Performance Stock, conversion may not occur if the Australian M&A market were to enter a trough similar to the periods from 1992 - 1994 or 2002 - 2005. In 2005, when Australian M&A volume to market capitalization was only 6%, Caliburn achieved A$35 (FYE 6/30) million in revenue compared to the period from 2006 - 2009 when Australian M&A volume to market capitalization averaged 11% and Caliburn revenue averaged A$77 million (FYE 6/30). In addition, annualized 2010 figures suggest M&A volumes in Australia could be closer to 2004 - 2005 levels than those seen in the robust M&A market from 2006 – 2009.

2) Market risk – Caliburn primarily services clients domiciled in Australia, with over 93% of its completed M&A assignments involving Australian targets, making its performance correlated with the Australian financial markets. In addition, within the Australian market, high M&A volume is not indicative of Caliburn’s success as Caliburn’s revenues were not directly correlated to the total announced transactions (by dollar amount).

3)           Workforce / retention risk – Caliburn’s revenue was highly concentrated from an origination perspective, with 89% of Caliburn’s revenue from fiscal 2005 - 2009 being originated by a few partners, one of whom shifted to a less active role at the time of the closing of the transaction. Excluding the revenue originated by that partner, average revenue from fiscal 2005-2009 would decrease from A$68 to A$52.  If any one of the partners were to leave due to illness, death or other personal reasons or be unable to perform his duties, the significant time required for new hires to reach full productivity would reduce the likelihood of reaching the revenue benchmarks over the short measurement period of the Performance Stock.

4)           Client / deal risk – Caliburn’s revenue was highly concentrated from a client perspective, with 25% of its revenue coming from a single client each year on average between fiscal 2005 – 2009. From fiscal 2005 - 2009, if Caliburn had lost its top fee paying client, its revenues would have been below A$50 million in three of those five years.

5)           Competitive risk – Many investment banks with which Caliburn directly competes have recently expanded or increased their presence in the Australian market increasing competition for clients and putting pressure on fees.

From an analysis of each of the items outlined above we evaluated that portion of Caliburn’s historical revenue that could be at risk or could be reduced going forward and calculated an appropriate adjustment to Caliburn’s average historical revenue for each of these factors. As a result, we estimated Caliburn’s adjusted revenue to be approximately A$30 million, compared to the Performance Stocks’ implied annual revenue hurdle of A$50 million. We used this adjusted revenue to implied annual hurdle revenue ratio to calculate a 60% probability for the 1st tranche of the Performance Stock and a 40% probability to the 2nd tranche. The lower probability for the 2nd tranche also took into consideration three additional factors; first, the shorter performance measurement period decreases the likelihood that  large transaction fees may fall within the measurement period; second, the longer lapse of time from the closing of the Caliburn transaction until the end of the measurement period increases the likelihood that one or more  of key employees could depart prior to the end of the second measurement period, and third,  market activity, the competitive environment and economic conditions are harder to predict in a period beginning three years from the closing.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Results of Operations

Advisory Revenues, page 24

3.
 We note your disclosure of the number of clients from which you earned $1 million or more during the nine months ended September 30, 2011 and 2010. We believe this is useful disclosure in that it promotes comparability of trends in the volume of your advisory  assignments.  Additionally, we note your disclosure of advisory assignments  completed in the third quarter of 2011. In future filings, please consider expanding your disclosure to also include the advisory assignments completed in the corresponding quarter in the preceding year to further promote comparability.

Response:    We disclose a list of some of the completed deals to give our stockholders a flavor for the types of assignments completed during the quarter.  However, the list is illustrative only and, by necessity, incomplete, as many of the assignments that we will have worked on in any given period cannot be disclosed for reasons of confidentiality.  Moreover, the name and type of completed transaction does not provide the reader with any useful indication of its revenue contribution, since the amount of revenue recorded in that period – even for two similar types of assignments – could vary considerably.  Further, the information for the same period in the prior year was provided in the disclosure for the same period in the prior year and we believe that the reader would be confused if this information was repeated a year after the transaction was completed. As a result, we do not believe including a list of assignments completed in a previous period would necessarily provide a useful indication of trends; in addition, we believe our readers would find two lists of selected completed assignments confusing.  We believe the disclosure regarding the number of clients who paid us in excess of $1 million during the period provides a more reliable indicator of trends.

*                                    *                                *

In connection with our response to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 389-1547.  Alternatively, should you have any questions about accounting matters, please do not hesitate to call Hal Rodriguez, our Chief Accounting Officer, at (212) 389-1516.  To the extent you have further comments, I would be grateful if a copy of any further comment letter could be sent to me by fax at 212-389-1747 or e-mail at uekman@greenhill.com.

Sincerely,

/s/ Ulrika Ekman
Ulrika Ekman
Managing Director and General Counsel

cc:  Richard J. Lieb, Chief Financial Officer
       Harold. J. Rodriguez, Jr., Chief Accounting Officer